SECURI[barcode]SION

10026222

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 42777

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2008 (MM/DD/YY) AND ENDING March 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Heartland Investment Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2202 Heritage Green Drive
(No. and Street)

Hiawatha (City) Iowa (State) 52233 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Feltes (319) 393-8913
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

Town Centre, Suite 300, 221 Third Avenue SE, Cedar Rapids, Iowa 52401
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald Feltes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heartland Investment Associates, Inc., as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL IOWA
REBECCA A BAEDKE
COMMISSION NUMBER 726134
MY COMMISSION EXPIRES
12-23-09

Signature

President /CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Ronald Feltes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heartland Investment Associates, Inc., as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL IOWA
REBECCA A BAEDKE
COMMISSION NUMBER 726134
MY COMMISSION EXPIRES
12-23-09

Signature

President /CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Heartland Investment Associates, Inc.

Financial Report
March 31, 2009

McGladrey & Pullen
Certified Public Accountants

Contents

McGladrey & Pullen

Certified Public Accountants

**Independent Auditor's Report
On The Financial Statements
And Supplementary Schedules**

To the Board of Directors
Heartland Investment Associates, Inc.
Hiawatha, Iowa

We have audited the accompanying statement of financial condition of Heartland Investment Associates, Inc. (the "Company"), a wholly owned subsidiary of Heartland Financial Group, Inc., as of March 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heartland Investment Associates, Inc. as of March 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
May 15, 2009

Heartland Investment Associates, Inc.

Statement of Financial Condition
March 31, 2009

Assets			
Cash and Cash Equivalents		$	301,829
Receivables			
Due from clearing broker	75,319		
Commissions and fees	16,184		
Income taxes (Note 7)	5,529		
Other	667		97,699
Equipment and Leasehold Improvements			
Office furniture and equipment, including assets acquired under capital lease $18,542 (Note 4)	122,808		
Leasehold improvements	51,021		
	173,829		
Less accumulated depreciation, including amounts applicable to assets acquired under capital lease $6,181 (Note 4)	115,810		58,019
Prepaid Expenses			19,888
		$	477,435

Liabilities and Stockholder's Equity				
Liabilities				
Payables:				
Commissions	$	118,266		
Accrued expenses and other liabilities		34,587	$	152,853
Deferred income taxes (Note 7)				10,000
Capital lease obligation (Note 4)				2,790
Commitments (Notes 2, 5, 8 and 9)				
Stockholder's Equity (Note 6)				
Capital stock, common, $10 par value; authorized 500,000 shares; issued 49,250 shares		492,500		
Additional paid-in capital		6,000		
Accumulated deficit		(186,708)		311,792
			$	477,435

See Notes to Financial Statements.

Heartland Investment Associates, Inc.

Statement of Operations
Year Ended March 31, 2009

Revenue:		
Commissions	$	2,444,474
Other		11,420
		2,455,894
Expenses:		
Commission expense		1,537,043
Employee compensation and benefits (Note 3)		335,411
Correspondent charges		167,383
Rent (Note 5)		105,314
Stock reporting services		27,018
Telephone		19,294
Interest		739
Depreciation		14,746
Advertising		20,170
Payroll taxes		69,565
Professional fees		27,550
Office supplies and postage		34,907
Insurance		7,175
Travel and entertainment		6,321
Utilities		10,888
Other general and administrative		91,544
		2,475,068
(Loss) before income taxes		(19,174)
Federal and state income tax (benefit) (Note 7)		(3,000)
Net (loss)	$	(16,174)

See Notes to Financial Statements.

Heartland Investment Associates, Inc.

Statement of Changes In Stockholder's Equity
Year Ended March 31, 2009

	Common Stock								
	Number of Shares		Amount		Additional Paid-In Capital		Accumulated Deficit		Total
Balance, March 31, 2008	49,250	$	492,500	$	6,000	$	(170,534)	$	327,966
Net (loss)	-		-		-		(16,174)		(16,174)
Balance, March 31, 2009	**49,250**	**$**	**492,500**	**$**	**6,000**	**$**	**(186,708)**	**$**	**311,792**

See Notes to Financial Statements.

Heartland Investment Associates, Inc.

Statement of Cash Flows
Year Ended March 31, 2009

Cash Flows from Operating Activities		
Net (loss)	$	(16,174)
Adjustments to reconcile net (loss) to net cash provided by operating activities:		
Depreciation		14,746
Deferred income taxes		(3,000)
Changes in assets and liabilities:		
Decrease in due from clearing broker		34,654
Decrease in commissions and fees receivable		13,299
(Increase) in other receivable		(592)
Decrease in prepaid expenses		12,824
(Decrease) in commissions payable, accounts payable and accrued expenses		(39,191)
Net cash provided by operating activities		16,566
Cash Flows from Investing Activities,		
Purchase of equipment and leasehold improvements		(17,911)
Cash Flows from Financing Activities,		
Payments on lease obligation		(6,375)
(Decrease) in cash and cash equivalents		(7,720)
Cash and Cash Equivalents:		
Beginning		309,549
Ending	$	301,829
Supplemental Disclosures of Cash Flow Information		
Cash payments for interest	$	739

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Heartland Investment Associates, Inc. (the "Company") is a securities broker-dealer with offices located in Marion, Hiawatha and Iowa City, Iowa. The Company is a wholly owned subsidiary of Heartland Financial Group, Inc.

The Company is a broker-dealer registered with the Securities Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of the Company's significant accounting policies follows:

Cash equivalents: For purposes of reporting cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less.

Recognition of revenue: Securities transactions and related commission revenue and expense are recorded on the date the transaction is executed.

Equipment and leasehold improvements: Equipment and leasehold improvements are carried at cost. Depreciation is computed primarily by the straight-line method over estimated useful lives from five to fifteen years.

Classification of depreciation on assets under capital leases: The depreciation expense on assets acquired under capital leases is included with depreciation expense on owned assets.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the statement.

The Company files its federal income tax returns on a consolidated basis with Heartland Financial Group, Inc., its parent company. The members of the consolidated group have elected to allocate income taxes among the members of the group by the "direct reimbursement" method, under which the parent company makes payments to any member of the group for the income tax reductions resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Recent Accounting Pronouncements: In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its financial statements for the year ending March 31, 2010. Prior to adoption of FIN 48, the Company will continue to disclose or recognize income tax positions based on management's estimate of whether it is reasonably possible or probable, respectively, that a liability has been incurred for unrecognized income tax benefits by applying FASB Statement No. 5, *Accounting for Contingencies*. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

Partial adoption of accounting standards: In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, *Effective Date of FASB Statement No. 157*, which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted SFAS No. 157 for the fiscal year beginning April 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until the Company fiscal year beginning April 1, 2009. The Company partially adopted SFAS157, as permitted by the standard. See "fair value of financial instruments" section in Note 8 for the impact to the financial statements. For the nonfinancial assets and nonfinancial liabilities, the Company is currently assessing the potential effect of the adoption of the remaining provisions of SFAS No. 157 on its financial position, results of operations and cash flows.

Note 2. Letter of Credit

The Company has an unsecured $50,000 letter of credit with Heritage Bank for the benefit of its clearing broker/dealer. The letter of credit expires on March 6, 2013 and can be used if the Company has defaulted in the performance of the terms and conditions of its agreement with its clearing broker/dealer.

Note 3. Profit-Sharing Plan

The Company has a 401(k) profit-sharing plan for its employees. During the year ended March 31, 2009, the Company amended the plan to provide for a safe harbor nonelective contribution equaling 3% of a participant's compensation. The Company's contribution included in operating expenses for the year ended March 31, 2009 is $35,616.

Note 4. Capital Lease Obligation

At March 31, 2009, certain office furniture and equipment with a depreciated cost of $12,361 have been acquired under a capital lease. The equipment and the related liability under the capital lease is recorded at the present value of the future payments due under the lease, as determined by the interest rate implicit in the lease. The related liability under the capital lease is due in monthly installments, including interest of 6.99%, with final payment due August 2009.

Capitalized lease obligation is as follows:

Steelcase Financial Services, Inc., due $568 monthly, including interest	$	2,790

The following is a schedule by years of the future minimum lease payments under the capital lease obligation together with the present value of the net minimum lease payments as of March 31, 2009.

Year ending March 31:		
2010	$	2,839
Total minimum lease payments		2,839
Less the amount representing interest		49
Present value of net minimum lease payments	$	2,790

Note 5. Commitments and Contingencies

The Company leases office facilities under noncancelable operating leases. These leases require minimum annual rentals, plus the payment of normal maintenance and insurance. These expire August 2009 through October 2011.

In September 2004, the Company entered into a lease agreement with its parent company, Heartland Financial Group, Inc. for office facilities in Iowa City, Iowa. The lease agreement expires on August 31, 2009 and requires monthly payments of $3,500 plus the payment of repairs, insurance, utilities and property taxes.

The total minimum rental commitments at March 31, 2009, under the operating leases mentioned above, are as follows:

Year ending March 31:		
2010	$	73,610
2011		40,198
2012		23,449
	$	137,257

The total rental expense included in the statement of operations for the year ended March 31, 2009 is $105,314, of which $42,000 was paid to Heartland Financial Group, Inc.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At March 31, 2009, the Company had net capital of $220,433, which was $170,433 in excess of its required net capital of $50,000. The Company's net capital ratio (aggregate indebtedness to net capital) is .71 to 1.

Note 7. Income Tax Matters

The provision for income taxes for the year ended March 31, 2009 consists of the following:

Current	$	-
Deferred		(3,000)
	$	(3,000)

The effective income tax rate is different than the statutory federal tax rate as follows:

Income tax (benefit) as federal rate of 34%	$	(6,500)
Income tax (benefit) at lower rates		3,600
Other		(100)
	$	(3,000)

Net deferred tax liabilities consist of the following components as of March 31, 2009:

Deferred tax assets:		
Accrued expenses	$	600
NOL carryforward		6,300
		6,900
Deferred tax liabilities:		
Equipment and leasehold improvements		5,300
Prepaid expenses		11,600
		16,900
	$	10,000

Note 8. Financial Instruments

Off-balance-sheet risk and concentration of credit risk:

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Commissions receivable represent amounts due the Company from its clearing broker relating to customer securities transactions introduced by the Company.

Fair value considerations:

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

Effective April 1, 2008, the Company adopted the provisions of SFAS No. 157 for assets and liabilities recognized at fair value on a recurring basis. SFAS No. 157 establishes a framework for measuring fair value and requires enhanced disclosures about assets and liabilities carried at fair value.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted prices.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date. The types of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using highly observable inputs.

Level 3 — Significant inputs to pricing have little or no observability as of the reporting date. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as the complex and subjective models and forecasts used to determine the fair value of financial transmission rights.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2009. As required by SFAS No. 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Note 8. Financial Instruments (Continued)

	Total Carrying Value at March 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Money Market, included within cash and cash equivalents	$ 194,029	$ -	$ 194,029	$ -

Note 9. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Heartland Investment Associates, Inc.

Schedule I. Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
March 31, 2009

Computation of net capital:		
Total stockholder's equity from the statement of financial condition	$	311,792
Total nonallowable assets and other charges:		
Equipment and improvements		58,019
Prepaid expenses		19,888
Petty cash		250
Commissions and fees receivable		3,125
Income tax receivable		5,529
Other receivables		667
Net capital before haircuts on securities positions		224,314
Haircuts on securities positions - money market account		3,881
Net capital	$	220,433
Computation of aggregate indebtedness:		
Items from statement of financial condition:		
Payables	$	152,853
Capital lease obligation		2,790
Total aggregate indebtedness	$	155,643
Computation of basic net capital requirement:		
Minimum net capital required, the greater of 6 2/3% of total aggregate indebtedness or $50,000	$	50,000
Excess net capital, net capital less net capital requirement	$	170,433
Percentage of aggregate indebtedness to net capital		71%

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part II of Form X-17a-5 as of March 31, 2009.

Heartland Investment Associates, Inc.

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
March 31, 2009

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Heartland Investment Associates, Inc.

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
March 31, 2009

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
Heartland Investment Associates, Inc.
Hiawatha, Iowa

In planning and performing our audit of the financial statements of Heartland Investments Associates, Inc. (the "Company") as of and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
May 15, 2009